FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Bema Gold Corporation (“Bema” or the “Company”) Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V7X 1J1 Telephone: (604) 681-8371

Item 2:	Date of Material Change

October 26, 2004

Item 3:	News Release

The News Release was disseminated on October 26, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX/AMEX: BGO, AIM: BAU) announced that it has entered into an agreement for a “bought deal” public offering with a syndicate of Canadian underwriters co-led by GMP Securities Ltd. and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, CIBC World Markets, Haywood Securities Inc. and Orion Securities Inc. Under the offering, Bema will issue 27.4 million common shares at CDN$3.65 per common share for gross proceeds of CDN$100,010,000. The underwriters have the option to purchase up to an additional 6.85 million common shares at the same offering price until 24 hours prior to closing. Bema will file a short form prospectus to qualify the shares offered. Proceeds from this offering will be used to further advance the Kupol Property in Russia and for general corporate purposes.

Item 5:	Full Description of Material Change

Bema Gold Corporation announced that it has entered into an agreement for a “bought deal” public offering with a syndicate of Canadian underwriters co-led by GMP Securities Ltd. and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, CIBC World Markets, Haywood Securities Inc. and Orion Securities Inc. Bema will issue 27.4 million common shares at CDN$3.65 per common share for gross proceeds of CDN$100,010,000. The underwriters have the option to purchase up to an additional 6.85 million common shares at the same offering price (Cdn$25,002,500 in total) until 24 hours prior to closing. Bema will file a short form prospectus to qualify the shares offered. Proceeds from this offering will be used to further advance the Kupol Property in Russia and for general corporate purposes.

A commission of 5% is payable to the underwriters. The offering remains subject to regulatory approval.

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice President of Administration, Secretary and General Counsel Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V6E 4S3 Telephone: (604) 681-8371

Item 9:	Date of Report

DATED at Vancouver, British Columbia, this 27th day of October, 2004.